Exhibit 99.2

Scrutinizer’s Report

[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (3) (xi) of the

Companies (Management and Administration) Rules, 2014]

To

The Chairman of 49th Annual General Meeting of the members of

Sesa Sterlite Limited (the Company) to be held on the 11th day of July, 2014 at 11.00 A.M. at Main Hall of Institute Menezes Braganza, Panaji, Goa

Dear Sir,

1.	I, R.G. Ramani, Advocate, have been appointed by the Board of Directors of Sesa Sterlite Limited (the Company) as a scrutinizer for the purpose of scrutinizing the e-voting process and ascertaining the requisite majority on e-voting carried out as per the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (Rules) on the resolutions contained in the Notice to the 49th Annual General Meeting (AGM) of the members of the Company, to be held on the 11th day of July, 2014 at Main Hall of Institute Menezes Braganza, Panaji, Goa.

2.	The management of the Company is responsible to ensure the compliance with the requirements of the Companies Act, 2013 and Rules relating to voting through electronic means on the resolutions contained in the Notice to the 49th Annual General Meeting (AGM) of the members of the Company. My responsibility as a scrutinizer for the e-voting process is restricted to make a Scrutinizer’s report of the votes cast “in favour” or “against” the resolutions stated above, based on the reports generated from the e-voting system provided by Karvy Computershare Private Limited, the authorized agency to provide e-voting facilities, engaged by the Company.

3.	Further to the above, I submit my report as under:-

i.	The e-voting period remained open from Saturday, 5th July, 2014 (9:00 A.M.) to Monday, 7th July, 2014 (6:00 P.M.)

ii.	The members of the Company as on the “cut-off’ date i.e. 6th June, 2014 were entitled to vote on the resolutions (items no. 1 to 12 as set out in the Notice of the 49th AGM of the Company)

iii.	The votes cast were unblocked on July 8th, 2014 in the presence of 2 witnesses, Ms. Sunanda Amonkar and Mr.Sadanand Chopdekar who are not in the employment of the Company. They have signed below in confirmation of the votes being unblocked in their presence.

Name: Sunanda Amonkar	Name: Sadanand Chopdekar

R.G. Ramani
Advocate

iv.	Thereafter, the details containing inter alia, list of Equity Share Holders, who voted “for”, “against” each of the resolutions that were put to vote, were generated from the e-voting website of Karvy Computershare Private Limited (“Karvy”) i.e. https://evoting.karvy.com/ and based on such reports generated, the result of the e-voting is as under:

Item No.1a

Ordinary Resolution to Consider and Adopt the Audited Financial Statements of the Company for the year ended March 31, 2014 together with the Reports of the Directors & Auditors thereon.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
333	1930767403	99.9999

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
2	610	00.0001

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
18	8077130

Item No.1b

Ordinary Resolution to Consider and Adopt the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2014.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
333	1930767404	99.9999

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
2	501	00.0001

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
18	8077235

Item No.2

Ordinary Resolution to Declaration of Final Dividend on equity shares

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
350	1939460120	99.9999

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
2	650	00.0001

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
1	25

Item No.3

Ordinary Resolution to Re-appointment of Mr. G. D. Kamat as a Director of the Company

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
315	1926208081	99.3760

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
30	12094050	00.6240

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
9	1158665

Item No.4

Ordinary Resolution to Re-appointment of Mr. Ravi Kant as a Director of the Company

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
314	1928636437	99.5013

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
31	9665720	00.4987

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
8	1158640

Item No.5

Ordinary Resolution to Appointment of Statutory Auditors

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
210	1836495245	94.9687

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
130	97294600	05.0313

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
13	5670952

Item No.6

Special Resolution to Re-appointment of Mr. Mahendra Singh Mehta as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period January 1, 2014 to March 31, 2014.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
339	1938386312	99.9999

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
6	1434	00.0001

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
8	1073045

Item No.7

Special Resolution to Appointment of Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period April 1, 2014 to March 31, 2017.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
336	1936348079	99.8992

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
8	1954074	00.1008

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
8	1158640

Item No.8

Special Resolution to Appointment of Mr. Tarun Jain as Whole Time Director for the period April 1, 2014 to March 31, 2018.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
333	1936190595	99.8911

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
11	2111560	00.1089

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
8	1158640

Item No.9

Special Resolution to Appointment of Mr. Din Dayal Jalan as Whole-Time Director, designated as Chief Financial Officer (CFO) for the period April 1, 2014 to September 30, 2014.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
337	1936347793	99.8992

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
7	1954360	00.1008

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
8	1158640

Item No.10

Special Resolution to Consider payment of Commission to Independent / Non-Executive Directors of the Company

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
332	1938385083	99.9594

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
18	787569	00.0406

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
3	288145

Item No.11

Special Resolution to Consider payment of Commission to Independent / Non Executive Directors of the Company and erswhile Sterlite Industries (India) Limited

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
202	1855901769	95.6917

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
147	83558476	04.3083

R.G. Ramani
Advocate

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
3	545

Item No.12

Special Resolution to Appointment and remuneration of the Cost Auditors for the Financial Year ending March 31, 2015.

(i)	Voted in favour of resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
330	1931094467	99.9850

(ii)	Voted against the resolution

Number of members voted	Number of votes cast by them	% of total number of valid votes cast (Favour and Against
4	289093	00.0150

(iii)	Invalid Votes

Number of members voted	Number of votes cast by them
18	8077235

Thanking You,

Yours faithfully,

R.G. Ramani

Advocate

Place: Panaji - Goa

Date: July 8th, 2014

R.G. Ramani
Advocate
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